

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

James A. McCarthy
Chief Financial Officer
Wilhelmina International, Inc.
5420 Lyndon B Johnson Freeway, Box #25
Dallas, Texas 75240

Re: Wilhelmina International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Response dated August 26, 2022
File No. 001-36589

Dear James A. McCarthy:

We have reviewed your August 26, 2022 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Response Dated August 26, 2022

General

1. We have reviewed your accounting for the recognition of model commissions revenue through arrangements where your represented talent provides modeling and/or social media influencer services to clients pursuant to arrangements between you and the client ("direct bookings") as it relates to principal versus agent considerations under ASC 606. Based on the information you provided, we object to your conclusion that you are the principal for direct bookings and therefore also object to your recognition of revenue related to direct bookings on a gross basis. We would not object to a conclusion whereby you are the agent for direct bookings and recognize revenue on a net basis.

You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services